SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             Bookham Technology plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

            Ordinary Shares, par value one third pence per share, and
                     American Depositary Shares evidenced by
       American Depositary Receipts, each representing one Ordinary Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09856Q108
             -------------------------------------------------------
                                 (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103

                                 with a copy to:

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                 October 7, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)
                              (Page 1 of 123 Pages)

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Nortel Networks Corporation
       62-12-62580

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)  [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

                           7   SOLE VOTING POWER

                               0

       NUMBER OF           8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY              44,266,454 ** (See Items 4 and 5)
       OWNED BY
    EACH REPORTING         9   SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0

                           10  SHARED DISPOSITIVE POWER

                               44,266,454 *** (See Items 4 and 5)

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       44,266,454 (See Items 4 and 5)

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       30.4% **** (See Items 4 and 5)

   14  TYPE OF REPORTING PERSON

       CO

** Pursuant to certain voting undertakings (the "Voting Undertakings") delivered by each of Giorgio Anania, David Simpson, Robert Rickman, Andrew Rickman and Marconi Corporation plc ("Marconi"), each a holder of Ordinary Shares of Bookham (collectively, the "Stockholder Parties"), to Bookham and to Nortel Networks, the Stockholder Parties have agreed to vote at the next extraordinary general meeting of Bookham in favor of the adoption of the resolutions relating to the Acquisition Agreement (as defined below) and the transactions contemplated thereby (i) the 42,387,878 Ordinary Shares of Bookham over which they, collectively, have voting power and (ii) except in the case of Marconi, any Ordinary Shares of Bookham that they, collectively, may acquire, including upon the exercise of stock options. As of the date hereof, the Stockholder Parties collectively hold options that are currently exercisable or exercisable within 60 days to purchase 1,878,576 Ordinary Shares. Each of the Stockholder Parties other than Marconi has irrevocably appointed the directors of Bookham to act as such Stockholder Party's attorney-in-fact for the purpose of voting such shares.

*** Pursuant to the Voting Undertakings, the Stockholder Parties other than Marconi have agreed not to dispose of any Ordinary Shares of Bookham that they hold or acquire.

**** Calculated, pursuant to Exchange Act Rule 13d-3(d)(1)(i), on the basis of
(a) the 143,851,805 Ordinary Shares of Bookham outstanding on October 7, 2002, as represented to Nortel Networks by Bookham in the Acquisition Agreement, and
(b) the 1,878,576 Ordinary Shares of Bookham subject to stock options held by the Stockholder Parties other than Marconi that are currently exercisable or that will become exercisable in the next 60 days, as indicated in the listing particulars prepared and mailed by Bookham to its shareholders on October 8, 2002.

Item 1.      Security and Issuer.

             This statement (the "Statement") relates to the ordinary shares, par value one third pence per share (the "Ordinary Shares"), of Bookham Technology plc, a corporation organized under the laws of England and Wales ("Bookham"). The principal executive offices of Bookham are located at 90 Milton Park, Abingdon, Oxfordshire OX14 4RY, England, United Kingdom.

Item 2.      Identity and Background.

             This Statement is being filed by Nortel Networks Corporation, a Canadian corporation ("Nortel Networks"). The Company's principal executive offices are located at 8200 Dixie Road, Suite 100, Brampton, Ontario, Canada, L6T 5P6; telephone number (905) 863-0000. Nortel Networks is a leading global supplier of products and services that support the Internet and other public and private data, voice, and multimedia communications networks, using terrestrial and wireless technologies, which we refer to as "networking solutions." These products and service solutions are used by service provider and enterprise customers, including incumbent and competitive local exchange carriers, interexchange carriers, service providers with global businesses, wireless service providers, Internet service providers, application service providers, hosting service providers, resellers, cable television companies, other communications service providers, large businesses and their branch offices, small businesses, and home offices, as well as government, education, and utility organizations.

             (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks is set forth in
Schedule I hereto, which is incorporated herein by reference. The citizenship of each person listed in Schedule I is indicated thereon.

             (d)-(e) During the last five years, neither Nortel Networks nor, to the knowledge of Nortel Networks, any of the persons listed on Schedule I hereto
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

             As described in the response to Item 4, each of the Stockholder Parties has entered into Voting Undertakings in connection with the execution and delivery by Nortel Networks of the Acquisition Agreement (as defined below). Nortel Networks' willingness to enter into the Acquisition Agreement was subject to, among other things, the execution and delivery of the Voting Undertakings.

Item 4.      Purpose of Transaction.

             Acquisition Agreement

             Nortel Networks and Bookham entered into an Acquisition Agreement, dated as of October 7, 2002 (the "Acquisition Agreement"), a copy of which is filed herewith as Exhibit 1 and incorporated by reference herein. Pursuant to the Acquisition Agreement, Nortel Networks agreed to sell certain assets comprising a part of Nortel Networks' optical components business to Bookham and, in consideration thereof, among other things, Bookham will issue to Nortel Networks 61,000,000 Ordinary Shares of Bookham and 9,000,000 warrants to acquire Ordinary Shares at an exercise price of one third pence each (the "Warrants"). The Acquisition Agreement provides that the number of Ordinary Shares and Warrants to be issued to Nortel Networks upon the closing of the transactions contemplated by the Acquisition Agreement shall be subject to adjustment in the event of a consolidation, subdivision or reorganization, stock dividend, distribution or issuance of any rights to acquire equity securities of Bookham or any similar transaction with respect to the Ordinary Shares of Bookham prior to the issuance of such Ordinary Shares and Warrants to Nortel Networks.

             Consummation of the transactions contemplated by the Acquisition Agreement is subject to the satisfaction or waiver of certain conditions, including, but not limited to, approval of the Acquisition Agreement and certain related matters by a majority of the holders of the outstanding Ordinary Shares of Bookham, expiration or termination of any waiting period under applicable law relating to competition or antitrust, delivery of executed versions of all agreements contemplated by the Acquisition Agreement and other customary conditions.

             The Acquisition Agreement contains certain customary restrictions on the conduct of the business of Bookham pending the consummation of the transactions contemplated by the Acquisition Agreement, including, without limitation, with respect to the declaration or payment of any dividend or distribution on any shares of its capital stock.

             The Acquisition Agreement provides that, at the closing of the transactions contemplated thereby, Nortel Networks and Bookham will enter into a relationship deed (the "Relationship Deed") pursuant to which Nortel Networks will undertake, among other things that for as long as Nortel Networks or any of its affiliates, individually or collectively, own five per cent or more of the issued Ordinary Shares, (i) Nortel Networks will abstain, and will ensure that its affiliates abstain, from exercising its (or their) right to vote any of the Ordinary Shares it (or they) own (except in the case of any proposed resolution the effect of which would, if passed, be to vary or suspend any of the rights attaching to such Ordinary Shares or as a result of which the rights of Nortel Networks and its affiliates, in their capacity as Bookham shareholders, would become different in any respect from the rights of any other Bookham Shareholder), and (ii) Nortel Networks will ensure that all transactions, agreements or arrangements entered into between Nortel Networks or its affiliates and Bookham are at arm's length and on a normal commercial basis. The obligations under the Relationship Deed will not apply to any transferees of Ordinary Shares held by Nortel Networks and its affiliates unless the transferees are also affiliates of Nortel Networks.

             The Acquisition Agreement also provides that Bookham and Nortel Networks Limited, a subsidiary of Nortel Networks ("Nortel Networks Limited"), will enter into a supply agreement pursuant to which Nortel Networks Limited will be required to purchase from Bookham a minimum of $120,000,000 of optical components products and related services over a period of six quarters following the closing. In addition, over the three years following the closing, Nortel Networks Limited has agreed to purchase from Bookham agreed percentages on a product-by-product basis of its total requirements for optical components products, subject to Bookham's meeting certain customary performance criteria including as to quality and delivery.

             Voting Undertakings

             As a further condition and inducement to Nortel Networks' entering into the Acquisition Agreement, concurrently with the execution of the Acquisition Agreement, the Stockholder Parties entered into Voting Undertakings, copies of which are filed herewith as Exhibits 2, 3, 4, 5 and 6 and incorporated herein by reference. Pursuant to the Voting Undertakings, the Stockholder Parties have agreed to vote in favor of the adoption of the resolutions relating to the Acquisition Agreement and the transactions contemplated thereby (i) the 42,387,878 Ordinary Shares of Bookham over which they, collectively, have voting power and (ii) except in the case of Marconi, any of the Ordinary Shares of Bookham that they may acquire, including upon the exercise of stock options that are currently exercisable or that will become exercisable in the next 60 days, which Ordinary Shares of Bookham such Stockholder Parties are deemed to beneficially own pursuant to Exchange Act Rule 13d-3(d)(1)(i). Each of the Stockholder Parties other than Marconi has irrevocably appointed the directors of Bookham to act as such Stockholder Party's attorney-in-fact for the purpose of voting such shares. In addition, the Stockholder Parties other than Marconi have agreed not to dispose of any Ordinary Shares of Bookham that they hold or acquire until the date of the extraordinary general meeting of Bookham.

             The foregoing summaries of the Acquisition Agreement and Voting Undertakings do not purport to be complete and are qualified in their entirety by reference to the text of the Acquisition Agreement and the Voting Undertakings incorporated by reference as Exhibits 1, 2, 3, 4, 5 and 6 hereto.

             Except as set forth in the Acquisition Agreement, the Voting Undertakings or this Statement, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

             (a) - (b) Nortel Networks may, as a result of the Voting Undertakings, be deemed to beneficially own the Ordinary Shares of Bookham that are held, collectively, by the Stockholder Parties and, pursuant to Exchange Act Rule 13d-3(d)(1)(i), the Ordinary Shares of Bookham that are subject to stock options held by the Stockholder Parties other than Marconi (and which are exercisable currently or within the next 60 days, together, the "Beneficially Owned Ordinary Shares"). As of the date hereof, the aggregate number of Beneficially Owned Ordinary Shares is 44,266,454, representing approximately 30.4% of the outstanding Ordinary Shares (assuming 143,851,805 Ordinary Shares of Bookham outstanding on October 7, 2002, as represented to Nortel Networks by Bookham in the Acquisition Agreement, plus 1,878,576 Ordinary Shares of Bookham subject to stock options held, collectively, by the Stockholder Parties other than Marconi that are currently exerciseable or that will become exerciseable in the next 60 days). The Stockholder Parties and Nortel Networks may be deemed to have shared power to vote or to direct the vote with respect to the Beneficially Owned Ordinary Shares. The Voting Undertakings also provide that the Stockholder Parties other than Marconi may not dispose of any Beneficially Owned Ordinary Shares, and thus Nortel Networks may be deemed to have shared power to dispose or direct the disposition of the Beneficially Owned Ordinary Shares.

             Except as set forth in this Item 5, none of Nortel Networks or, to the best of Nortel Networks' knowledge, any of the individuals named in Schedule I hereto beneficially owns any Ordinary Shares of Bookham.

             (c) Except for entering into the agreements described above, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, any of the individuals named in Schedule I hereto has effected any transaction in Ordinary Shares of Bookham during the past 60 days.

             (d) Nortel Networks does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares of Bookham.

             (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Bookham.

             Except as provided in this Statement, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, any of the individuals named in
Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Bookham, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.      Material To Be Filed as Exhibits.

Exhibit 1 -- Acquisition Agreement, dated as of October 7, 2002, between
             Nortel Networks Corporation and Bookham Technology plc.

Exhibit 2 -- Voting Undertaking of Giorgio Anania.

Exhibit 3 -- Voting Undertaking of David Simpson.

Exhibit 4 -- Voting Undertaking of Andrew Rickman.

Exhibit 5 -- Voting Undertaking of Robert Rickman.

Exhibit 6 -- Voting Undertaking of Marconi Corporation plc.

                                   SIGNATURES

             After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


             Date: October 17, 2002           NORTEL NETWORKS CORPORATION


                                              /s/ Katharine B. Stevenson
                                              -------------------------------
                                              By: Katharine B. Stevenson
                                              Title: Treasurer



                                              /s/ Blair F. Morrison
                                              -------------------------------
                                              By: Blair F. Morrison
                                              Title: Assistant Secretary

                                   SCHEDULE I

                           NORTEL NETWORKS CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS

                  The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.



Name and Citizenship                Principal Occupation and Address
--------------------                --------------------------------

Directors

James Johnston Blanchard            Verner, Liipfert, Bernhard, McPherson
American                            and Hand
                                    901-15th Street, N.W., Suite 700
                                    Washington, D.C. 20005-2301 U.S.A.

Robert Ellis Brown                  President and Chief Executive Officer
Canadian/British                    Bombardier Inc.
                                    800 Rene-Levesque Boulevard West
                                    Montreal, Quebec H3B 1Y8 Canada

John Edward Cleghorn                Chairman of the Board
Canadian                            SNC-Lavalin Group Inc.
                                    200 Bay Street, South Tower, Suite 3115
                                    Royal Bank Plaza
                                    Toronto, Ontario M5J 2J5 Canada

Frank Andrew Dunn                   President and Chief Executive Officer
Canadian                            Nortel Networks Corporation

L. Yves Fortier                     Chairman & Senior Partner
Canadian                            Ogilvy Renault
                                    1981 McGill College Avenue, 12th Floor
                                    Montreal, Quebec H3A 3C1 Canada

Robert Alexander Ingram             Chief Operating Officer and President,
American                            Pharmaceutical Operations
                                    GlaxoSmithKline
                                    5 Moore Drive, Research Triangle Park, N.C.
                                    27709 U.S.A.

William Arthur Owens                Co-Chief Executive Officer and Vice Chairman
American                            Teledesic LLC
                                    1445 120th Avenue N.E.
                                    Bellevue, Washington
                                    98005 U.S.A.

Guylaine Saucier                    1321 Sherbrooke Street West, Apartment C-61
Canadian                            Montreal, Quebec H3G 1J4 Canada

Sherwood Hubbard Smith, Jr.         Chairman Emeritus
American                            CP&L
                                    One Hanover Square Building
                                    421 Fayetteville Street Mall
                                    Raleigh, N.C. 27601-1748 U.S.A.

Lynton Ronald Wilson                Chairman
Canadian                            CAE Inc.
                                    483 Bay Street
(Chairman of the Board of           Floor 7, North Tower
Nortel Networks Corporation)        Toronto, Ontario M5G 2E1 Canada

Officers

Frank Andrew Dunn                   President and Chief Executive Officer
Canadian

Douglas Charles Beatty              Chief Financial Officer
Canadian

Nicholas John DeRoma                Chief Legal Officer
American

D. Gregory Mumford                  Chief Technology Officer
Canadian

Pascal Debon                        President, Wireless Networks
French

Chahram Bolouri                     President, Global Customer Care & Supply
Canadian                            Chain Operations

Brian William McFadden              President, Optical Networks
Canadian

Gary Richard Donahee                President, Americas
American

Stephen Charles Pusey               President, Europe, Middle East and Africa
U.K.

Susan Spradley                      President, Wireline Networks
American

Masood Ahmad Tariq                  President, Asia
American/Canadian

William John Donovan                Senior Vice-President, Human Resources
American

Michael Jerard Gollogly             Controller
Canadian

Adrian Joseph Donoghue              General Auditor
Canadian

Katharine Berghuis Stevenson        Treasurer
Canadian/American

Deborah Jean Noble                  Corporate Secretary
Canadian

Richard Clyde Ricks                 Chief Information Officer
American

Steven Leo Schilling                President, Enterprise Accounts
American

Robert Yu Lang Mao                  Chief Executive Officer, Nortel China
American

Linda Faye Mezon                    Assistant Controller
Canadian/American

John Marshall Doolittle             Vice President, Tax
Canadian

Blair Fraser Morrison               Assistant Secretary
Canadian

Maryanne Pahapill                   Assistant Treasurer
Canadian

                                  Exhibit Index


Exhibit 1 -- Acquisition Agreement, dated as of October 7, 2002, between Nortel
             Networks Corporation and Bookham Technology plc.

Exhibit 2 -- Voting Undertaking of Giorgio Anania.

Exhibit 3 -- Voting Undertaking of David Simpson.

Exhibit 4 -- Voting Undertaking of Andrew Rickman.

Exhibit 5 -- Voting Undertaking of Robert Rickman.

Exhibit 6 -- Voting Undertaking of Marconi Corporation plc.